Filed pursuant to Rule 424(b)(3)
File No. 333-234420

PROSPECTUS SUPPLEMENT (To Prospectus dated March 2, 2021 and Prospectus Supplement dated March 17, 2021)	April 22, 2021

OFS Credit Company, Inc.
$50,000,000
Common Stock
This prospectus supplement supplements the prospectus supplement dated March 17, 2021 (the “First Prospectus Supplement”) and the accompanying prospectus thereto, dated March 2, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended on March 16, 2021 and April 22, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and the “Supplementary Risk Factors” section beginning on page 3 of this prospectus supplement before investing.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to April 21, 2021, we sold a total of 271,439 shares of common stock pursuant to the “at the market offering.” The net proceeds as a result of these sales of common stock were approximately $4.1 million after deducting commissions and fees.

RECENT DEVELOPMENTS

March 2021 Financial Update

On April 20, 2021, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of March 31, 2021 is between $13.39 and $13.49. This estimate is not a comprehensive statement of our financial condition or results for the month ended March 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors (the “Board”). We advise you that our NAV per share as of April 30, 2021, which will be reported in our Semi-Annual Report on Form N-CSR, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact on the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after March 31, 2021 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this March 2021 Financial Update has been prepared by, and is the responsibility of, our management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Amendment No. 2 to the Equity Distribution Agreement

On April 22, 2021, we entered into amendment no. 2 to the Equity Distribution Agreement, the purpose of which was to increase the amount of common stock that we may offer and sell pursuant to such agreement up to an aggregate offering price of $50,000,000.
Preferred Stock Offering

On April 21, 2021, the Company announced the pricing of an underwritten public offering of 800,000 shares of 6.125% Series C Term Preferred Stock due 2026 (the “Preferred Stock”) at a public offering price of $25.00 per share, raising $20.0 million in gross proceeds. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 120,000 shares of Preferred Stock on the same terms and conditions to cover overallotments, if any. The closing of the transaction is subject to customary closing conditions and the shares are expected to be delivered on April 28, 2021.

The Company intends to use the net proceeds of the offering to acquire investments in accordance with its investment objectives and strategies and for general working capital purposes. The Company may use the net proceeds of the offering to redeem all or a portion of its outstanding 6.875% Series A Term Preferred Stock due 2024 and 6.60% Series B Term Preferred Stock due 2023.

Common Stock Offering

On March 30, 2021, the Company completed an underwritten public offering of shares of its common stock, pursuant to which the Company sold 1,025,000 shares of its common stock at a price to the public of $14.67 per share. On April 1, 2021, the Company sold an additional 153,750 shares of its common stock at a price to the public of $14.67 per share pursuant to an over-allotment option granted to the underwriters in connection with the offering.

The Company received net proceeds from the offering, including the full exercise of the over-allotment option, of approximately $16,300,572, after deducting payment of underwriting discounts and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering to acquire investments in accordance with its investment objectives and strategies, to redeem all or a portion of its outstanding 6.875% Series A Term Preferred Stock due 2024 and/or 6.60% Series B Term Preferred Stock due 2023 and for general working capital purposes.

SUPPLEMENTARY RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Base Prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

We and our investments are subject to interest rate risk.

Since we may incur leverage to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds.
Since the economic downturn that began in 2007, interest rates have generally remained low. Because longer term inflationary pressure may result from the U.S. government’s fiscal policies and other challenges, because of the relatively low interest rate environment in which we now operate, interest rates could continue to rise, rather than fall, in the future. In a rising interest rate environment, any leverage that we incur may bear a higher interest rate than may currently be available to us. There may not, however, be a corresponding increase in our investment income. Any reduction in the rate of return on new investments relative to the rate of return on our current investments, and any reduction in the rate of return on our current investments, could adversely impact our net investment income, reducing our ability to service the interest obligations on, and to repay the principal of, our indebtedness, as well as our capacity to pay distributions to our stockholders.

The fair value of certain of our investments may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, our investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect our cash flow, fair value of our assets and operating results. In the event that our interest expense were to increase relative to income, or sufficient financing became unavailable, our return on investments and cash available for distribution to stockholders or to make other payments on our securities would be reduced. In addition, future investments in different types of instruments may carry a greater exposure to interest rate risk.
LIBOR Floor Risk.  Because CLOs generally issue debt on a floating rate basis, an increase in LIBOR will increase the financing costs of CLOs. Many of the senior secured loans held by these CLOs have LIBOR floors such that, when LIBOR is below the stated LIBOR floor, the stated LIBOR floor (rather than LIBOR itself) is used to determine the interest payable under the loans. Therefore, if LIBOR increases but stays below the average LIBOR floor rate of the senior secured loans held by a CLO, there would not be a corresponding increase in the investment income of such CLOs. The combination of increased financing costs without a corresponding increase in investment income in such a scenario would result in smaller distributions to equity holders of a CLO. As of the date of this prospectus, due to recent increases in interest rates, LIBOR has increased above the LIBOR floor set for many senior secured loans and, as such, as of the date of this prospectus, LIBOR is near or above the weighted average floor of the senior secured loans held by the CLOs in which we expect to target for investment.
LIBOR Risk. The CLOs in which we invest typically obtain financing at a floating rate based on LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association, or the “BBA,” in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. Several financial institutions have reached settlements with the Commodity Futures Trading Commission, or the “CFTC,” the U.S. Department of Justice Fraud Section and the United Kingdom Financial Conduct Authority (the “FCA”) in connection with investigations by such authorities into submissions made by such financial institutions to the bodies that set LIBOR and other interbank offered rates. In such settlements, such financial institutions admitted to submitting rates to the BBA that were lower than the actual rates at which such financial institutions could borrow funds from other banks. Additional investigations remain ongoing with respect to other major banks. There can be no assurance that there will not be additional admissions or findings of rate-setting manipulation or that manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. On February 1, 2014, ICE Benchmark Administration Limited (formerly NYSE Euronext Rate Administration Limited) took over the administration of LIBOR from the BBA, subject to authorization from the FCA and following a period of transition. Any new administrator of LIBOR may make methodological changes to the way in which LIBOR is calculated or may alter, discontinue or suspend calculation or dissemination of LIBOR. Any of such actions or other effects from the ongoing investigations could adversely affect the liquidity and value of our investments. Further, additional admissions or findings of manipulation may decrease the confidence of the market in LIBOR and lead market participants to look for alternative, non-LIBOR based types of financing, such as fixed rate loans or bonds or floating rate loans based on non-LIBOR indices. An increase in alternative types of financing at the expense of LIBOR-based CLOs may impair the liquidity of our investments. Additionally, it may make it more difficult for CLO issuers to satisfy certain conditions set forth in a CLO’s offering documents.

On March 5, 2021, the FCA announced that (i) 24 LIBOR settings would cease to exist immediately after December 31, 2021 (all seven euro LIBOR settings; all seven Swiss franc LIBOR settings; the Spot Next, 1-week, 2-month, and 12-month Japanese yen LIBOR settings; the overnight, 1-week, 2-month, and 12-month sterling LIBOR settings; and the 1-week and 2-month US dollar LIBOR settings); (ii) the overnight and 12-month US LIBOR settings would cease to exist after June 30, 2023; and (iii) the FCA would consult on whether the remaining nine LIBOR settings should continue to be published on a synthetic basis for a certain period using the FCA’s proposed new powers that the UK government is legislating to grant to them. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. In addition, on March 25, 2020, the U.K. Financial Conduct Authority reaffirmed the central assumption that firms cannot rely on LIBOR being published after the end of 2021. However, the outbreak of COVID-19 may adversely impact the timing of many firms’ transition planning, and we continue to assess the potential impact of the COVID-19 outbreak on our transition plans. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates, whether the COVID-19 outbreak will have further effect on LIBOR transition timelines or plans, or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere.

Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLO investment manager, to implement a market replacement rate (like those proposed by the ARRC of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLO investment managers will undertake the suggested amendments when able. We believe that because CLO managers and other CLO market participants have been preparing for an eventual transition away from LIBOR, we do not anticipate such a transition to have a material impact on the liquidity or value of any of our LIBOR-referenced CLO investments. However, because the future of LIBOR at this time is uncertain and the specific effects of a transition away from LIBOR cannot be determined with certainty as of the date of this Prospectus Supplement, a transition away from LIBOR could:

•adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked CLO investments;
•require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of existing documentation to modify the terms of outstanding investments;
•result in inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;
•result in disputes, litigation or other actions with CLO investment managers, regarding the interpretation and enforceability of provisions in our LIBOR-based CLO investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;
•require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and
•cause us to incur additional costs in relation to any of the above factors.

In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLO would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on our net investment income and portfolio returns.

LIBOR Mismatch. Many underlying corporate borrowers can elect to pay interest based on 1-month LIBOR, 3-month LIBOR and/or other rates in respect of the loans held by CLOs in which we are invested, in each case plus an applicable spread, whereas

CLOs generally pay interest to holders of the CLO’s debt tranches based on 3-month LIBOR plus a spread. The 3-month LIBOR currently exceeds the 1-month LIBOR by a historically high amount, which may result in many underlying corporate borrowers electing to pay interest based on 1-month LIBOR. This mismatch in the rate at which CLOs earn interest and the rate at which they pay interest on their debt tranches negatively impacts the cash flows on a CLO’s equity tranche, which may in turn adversely affect our cash flows and results of operations. Unless spreads are adjusted to account for such increases, these negative impacts may worsen as the amount by which the 3-month LIBOR exceeds the 1-month LIBOR increases.

Low Interest Rate Environment.  As of the date of this prospectus, interest rates in the United States are at historic lows due to the U.S. Federal Reserve’s recent lowering of certain interest rates as part of its efforts to ease the economic effects of the COVID-19 pandemic. With the historically low interest rates, there is a risk that interest rates will rise once the COVID-19 pandemic abates.

The senior secured loans underlying the CLOs in which we invest typically have floating interest rates. A rising interest rate environment may increase loan defaults, resulting in losses for the CLOs in which we invest. In addition, increasing interest rates may lead to higher prepayment rates, as corporate borrowers look to avoid escalating interest payments or refinance floating rate loans. See “Risk Factors—Risks Related to our Investments—Our investments are subject to prepayment risk” in the Base Prospectus. Further, a general rise in interest rates will increase the financing costs of the CLOs. However, since many of the senior secured loans within CLOs have LIBOR floors, if LIBOR is below the average LIBOR floor, there may not be corresponding increases in investment income resulting in smaller distributions to equity investors in these CLOs.
Given the structure of the incentive fee payable to the Adviser, a general increase in interest rates will likely have the effect of making it easier for the Advisor to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of the Advisor.